Thomas P. Hitchcock

General Counsel

5729 Washington Avenue

Racine, Wisconsin 53406

(262) 234-0807

thomas.hitchcock@cnh.com

April 16, 2025

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CNH Capital Receivables LLC

Form SF-3 Shelf Registration Statement (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of CNH Capital Receivables LLC (the “Registrant”), we are submitting the Registration Statement referred to above.

On behalf of the Registrant, we hereby confirm that all filings required to be made under General Instructions I.A.1 and I.A.2 to Form SF-3 were made during the twelve calendar months and any portion of a month immediately preceding the filing of this Registration Statement.

We would appreciate notice as to whether the U.S. Securities and Exchange Commission will conduct a review of this Registration Statement and, if so, the type of review and the name of the individual at the Commission who will be assigned the Registration Statement.

If you have any questions or comments regarding this Registration Statement, please contact our counsel at Greenberg Traurig, LLP, Mark Michigan, at (214) 665-3692.

Sincerely,

/s/ Thomas P. Hitchcock
Thomas P. Hitchcock

cc:	Wendy Gallion, CNH Capital Receivables LLC
Mark Michigan, Greenberg Traurig, LLP